UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549







_________________________________________________________________________


Application of UNITIL Corporation     )
                                      )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1      )       RULE 24 UNDER THE PUBLIC
                                      )       UTILITY HOLDING COMPANY ACT
(File No. 70-8623)                    )       of 1935


_________________________________________________________________________



        Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation ("UNITIL"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, UNITIL Power Corp., UNITIL Realty Corp., and UNITIL Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by UNITIL and its subsidiaries and approving the UNITIL System money pool (HCAR. No. 25773; File No. 70-8066; March 29, 1993; File No. 70-8623; July 11, 1995).





Exhibit

Exhibit A -     Quarterly Report of UNITIL Corporation and Its Subsidiaries
                by Short-term Borrowings and Money Pool Transactions for the fourth quarter of 1995.














                                 SIGNATURE






        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.








                                        UNITIL CORPORATION




                                        By:  __/s/  Gail A. Siart___________

                                                    Gail A. Siart
                                                    Treasurer and Secretary





Dated:  January 17, 1996















                                                                  EXHIBIT  A

                             QUARTERLY REPORT BY
                    UNITIL AND ITS CORPORATION SUBSIDIARIES
                    OF SHORT-TERM AND MONEY BORROWINGS  POOL
                             TRANSACATIONS FOR THE
                            FOURTH QUARTER OF 1995




                                     Concord   Exeter & Hampton   Fitchburg
                           UNITIL    Electric    Electric       Gas & Electric
                        Corporation  Company     Company        Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Fourth Quarter:
     Money Pool            N/A     $3,301,496   $2,145,785      $3,668,660
     Banks             $2,700,000     None         None            None


(b)
Average Interest Rate for
the Money Pool Borrowings
During the Fourth Quarter*  6.59%     6.322%       6.260%          6.331%


(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Fourth Quarter:
     Bank of Boston     $2,700,000    None         None            None
     Fleet Bank - NH      None        None         None            None
     Shawmut Bank, N.A.   None        None         None            None


* Excludes Bank Service and Commitment Fees





                                                             EXHIBIT A (cont.)

                             QUARTERLY REPORT BY
                    UNITIL AND ITS CORPORATION SUBSIDIARIES
                      OF SHORT-TERM AND MONEY BORROWINGS POOL
                             TRANSACATIONS FOR THE
                            FOURTH QUARTER OF 1995




                           UNITIL      UNITIL      UNITIL      UNITIL
                           Power       Realty      Service     Resources
                           Corp.       Corp.       Corp.       Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Fourth Quarter:
     Money Pool             N/A      $2,249,009   $498,634      $48,799
     Banks                 None          None       None         None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Fourth Quarter*   N/A         6.342%     6.351%       6.406%


(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Fourth Quarter:
     Bank of Boston        None          None       None         None
     Fleet Bank - NH       None          None       None         None
     Shawmut Bank, N.A.    None          None       None         None


* Excludes Bank Service and Commitment Fees